

Mail Stop 3720

June 15, 2009

Mr. Richard K. Reece
Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree St., N.E., Suite 2400
Atlanta, GA 30309

   RE: Acuity Brands, Inc.
     Form 10-K for Fiscal Year Ended August 31, 2008
     Filed October 27, 2008
     File No. 1-16583

Dear Mr. Reece:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director